      As filed with the Securities and Exchange Commission on June 27, 2000
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    Form 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from               to


                         Commission file number 33-41102

                          ----------------------------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                              Financial Statements

                           December 31, 1999 and 1998


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            SILICON VALLEY BANCSHARES

                                3003 TASMAN DRIVE
                       SANTA CLARA, CALIFORNIA 95054-1191








================================================================================
                    This report contains a total of 15 pages.

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
INDEPENDENT AUDITORS' REPORT                                                                                     3

FINANCIAL STATEMENTS

           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                                       4
                  DECEMBER 31, 1999 AND 1998

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                                             5
                  YEAR ENDED DECEMBER 31, 1999

NOTES TO FINANCIAL STATEMENTS                                                                                    6

SIGNATURES                                                                                                      13

EXHIBITS                                                                                                        14

                          INDEPENDENT AUDITORS' REPORT





The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.


                                                    /s/ KPMG LLP
                                                    ------------





San Francisco, California
June 21, 2000

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998



                                                                               1999                      1998
                                                                          -------------             ---------------
ASSETS:
Investments, at fair value:
    Plan interest in Silicon Valley Bank
      Retirement  Plans Master Trust                                        $58,372,770                 $28,877,428
                                                                          -------------             ---------------

Contributions receivable:
    Participant                                                                       -                       2,685
    Employer                                                                  2,782,302                       1,301
                                                                          -------------             ---------------
Total contributions receivable                                                2,782,302                       3,986
                                                                          -------------             ---------------

Total assets                                                                 61,155,072                  28,881,414
                                                                          -------------             ---------------

LIABILITIES:
Excess contributions payable                                                          -                      (9,575)
                                                                          -------------             ---------------

Net assets available for benefits                                           $61,155,072                 $28,871,839
                                                                          =============             ===============

                 See accompanying notes to financial statements.

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 1999



                                                                                                          1999
                                                                                                     --------------
Additions to net assets attributed to:
   Plan interest in Master Trust investment income:
     Interest                                                                                        $       87,445
     Dividend                                                                                               427,250
     Net appreciation in fair value of investments                                                       29,158,237
                                                                                                     --------------
        Total investment income                                                                          29,672,932
                                                                                                     --------------

Contributions:
    Participant                                                                                           2,180,235
    Employer                                                                                              3,346,543
    Rollovers                                                                                               562,505
                                                                                                     --------------
        Total contributions                                                                               6,089,283
                                                                                                     --------------
        Total additions                                                                                  35,762,215
                                                                                                     --------------

Deductions from net assets attributed to:
    Benefits paid to participants                                                                         3,469,159
    Loan fees and other                                                                                       9,823
                                                                                                     --------------
        Total deductions                                                                                  3,478,982
                                                                                                     --------------

Net increase                                                                                             32,283,233
Net assets available for benefits:
    Beginning of year                                                                                    28,871,839
                                                                                                     --------------
    End of year                                                                                         $61,155,072
                                                                                                     --------------
                                                                                                     --------------


                 See accompanying notes to financial statements.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


 (1)    DESCRIPTION OF PLAN

        The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        (A)     GENERAL

        The Plan is a defined contribution plan established by Silicon Valley Bank (the "Company") on January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with the Silicon Valley Bank 401(k) Plan. The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Assets of the Plan are included in the Silicon Valley Bank Retirement Plans Master Trust (the "Master Trust") with the assets of the Silicon Valley Bank Money Purchase Pension Plan (the "MPP"). The assets of the Master Trust are held by Merrill Lynch Trust Company ("Merrill Lynch").

        (B)     ADMINISTRATION OF PLAN

        The Company is the sponsor and administrator of the Plan. Management and administration of the Plan is the responsibility of a committee appointed by the Company. The Company has contracted with Merrill Lynch to act as the trustee and custodian, and Merrill Lynch Group Employee Services to act as recordkeeper of the Plan.

         (C)    ELIGIBILITY

        All eligible employees become Plan participants on the first day of the calendar quarter after the date the participant attains age 18 and completes one hour of service as an employee of the Company.

        (D)     CONTRIBUTIONS

        Participants are allowed to contribute up to 7% of their pre-tax compensation as defined in the Plan, up to the maximum amount allowable under federal income tax regulations ($10,000 for 1999 and 1998). Upon approval by the Plan administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

        The Company may, at its discretion, make matching 401(k) contributions as defined in the Plan. The Company may match up to 100% of each participant's contributions up to a maximum of $1,000 per year.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


        Discretionary ESOP contributions made by the Company to the Plan are allocated among the Plan participants based upon each eligible participant's cash compensation excluding incentive pay and excluding IRC Section 401(k) and Section 125 deferrals (collectively "Pay"). Discretionary ESOP contributions, which are based on Company performance, may range between 0% and 10% of Pay. In 1999, discretionary ESOP contributions of 10% were made for all participants employed by the Company on the last day of the year.

        (E)     PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. Certain fees may be charged to participant accounts, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

        (F)     VESTING

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's 401(k) matching and discretionary ESOP contributions is based on years of service, as defined in the Plan, in accordance with the following schedule:

                                Years of                                     Vested
                                 Service                                   Percentage
                                 -------                                   ----------
                               Less than 1                                      0%
                            1 but less than 2                                  20%
                            2 but less than 3                                  40%
                            3 but less than 4                                  60%
                            4 but less than 5                                  80%
                                5 or more                                     100%

        In addition, a participant's account becomes fully vested upon attaining normal retirement age while employed by the Company, upon termination by the Company due to a reduction in force, upon death or disability, or upon a covered termination as defined in the Plan.

         (G)    FORFEITED ACCOUNTS

        Forfeited balances of terminated participants' nonvested accounts are used first to restore previously forfeited amounts of rehired participants' accounts and are then used to reduce future Company contributions to the Plan. Forfeited nonvested accounts which are included in the money market accounts totaled $403,114 and $445,115 for the years ended December 31, 1999 and 1998, respectively. During 1999, Company contributions to the Plan were reduced by $59,861 due to forfeitures from nonvested accounts.

        (H)     INVESTMENT OPTIONS

        Participants may direct the investment of their Plan assets in any of the Plan's investment options, except for the ESOP. ESOP contributions are directed by the Plan administrator. Investment options provide varying degrees of risk and return.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


        Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the Silicon Valley Bancshares Common Stock Fund are limited to 25% of the amount available for each participant to direct. A participant's investment options and percentage increments for the Plan are the same as the participant's investment options and percentage increments as directed by that participant under the MPP Plan. Earnings or losses on these investments are applied to participants' accounts as of the end of each day. Effective May 1, 1998, participants may change their investment elections under the Plan and the MPP Plan at any time.

        All ESOP contributions are invested in the Silicon Valley Bancshares Common Stock Fund. When a participant reaches age 55, they may direct the investment of the balance in their ESOP account.

        (I)    PARTICIPANT LOANS

        Participants may borrow from the total of their Plan contributions, including their rollover contributions, plus earnings thereon, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's total vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account Fund. Loan terms may be up to five years for personal loans or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate, plus 1%. Interest rates for loans outstanding at December 31, 1999 and 1998 range from 8.75% to 10%. Principal and interest are paid ratably through semi-monthly payroll deductions.

        (J)     PAYMENT OF BENEFITS

        On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in their account. Distributions can be made in annual installments or in the form of an annuity. Participants may leave their assets in the Plan until the participant elects a form of distribution. If the account balance is $5,000 or less, a distribution payment is made as a single lump sum upon termination.

(2)     SUMMARY OF ACCOUNTING POLICIES

        The accounting and reporting policies of the Plan conform with generally accepted accounting principles.

        (A)     BASIS OF FINANCIAL STATEMENT PRESENTATION

        The financial statements of the Plan are prepared using the accrual method of accounting.

        (B)     USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


        (C)     ADMINISTRATIVE EXPENSES

        Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan. Substantially all of the Plan's expenses were paid by the Company.

        (D)     INVESTMENT VALUATION AND INCOME RECOGNITION

        The Plan's investments are stated at fair value. The Plan's interest in the Master Trust is valued at quoted market prices of the underlying mutual funds, shares of collective investment funds and money market funds, which represent the net asset value of shares held in the funds at year end. The Silicon Valley Bancshares Common Stock Fund is valued based on its quoted market price. Participant loans are valued at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis.

        (E)     PAYMENTS OF BENEFITS

        Benefits are recorded when paid.

(3)     INVESTMENTS

        In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

        As of December 31, 1999 and 1998, the Plan owned 799,035 and 898,919 equivalent shares of Silicon Valley Bancshares common stock with a cost basis of $8,623,969 and $9,799,129 and a fair market value of $39,552,220 and $15,309,493, respectively.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


        The following tables provide information on participant-directed and non-participant-directed activity for the Silicon Valley Bancshares Common Stock Fund:

                                                 Participant          Non-Participant
        1998                                      Directed               Directed                     Total
                                                ------------         -----------------           -------------
        Silicon Valley Bancshares
          common stock fund                      $   193,356             $15,116,137               $15,309,493
                                                 ===========             ===========               ===========

                                                 Participant          Non-Participant
        1999                                      Directed               Directed                     Total
                                                ------------         -----------------           -------------
        Silicon Valley Bancshares
          common stock fund                       $2,306,166             $37,246,054               $39,552,220
        Employer contribution receivable                   -               2,782,302                 2,782,302
                                                ------------           -------------             -------------
        Balance at December 31, 1999              $2,306,166             $40,028,356               $42,334,522
                                                ============           =============             =============

                                                 Participant          Non-Participant
        1999                                      Directed               Directed                     Total
                                                ------------         -----------------           -------------
        Balance at January 1, 1999                $  193,356             $15,116,137               $15,309,493
        Net appreciation in
          fair value of investments                2,165,542              24,573,322                26,738,864
        Employer contributions                        73,157               2,782,302                 2,855,459
        Participant contributions                    229,793                       -                   229,793
        Rollovers                                     35,741                       -                    35,741
        Benefits paid to participants               (364,727)             (1,897,805)               (2,262,532)
        Loan fees and other expenses                    (763)                 (2,983)                   (3,746)
        Interfund transfers                          (25,933)               (542,617)                 (568,550)
                                                  ----------             -----------               -----------

        Balance at December 31, 1999              $2,306,166             $40,028,356               $42,334,522
                                                  ==========             ===========               ===========

(4)     INTEREST IN MASTER TRUST

        The Plan's investments are included in the Master Trust, which was established for the investment of the assets of both the Plan and the MPP Plan. Each of the above-mentioned plans has an interest in certain investment portfolios within the Master Trust. The assets of the Master Trust are held by Merrill Lynch. At December 31, 1999 and 1998, the Plan's interest in the assets of the Master Trust constituted approximately 88% and 86%, respectively, of the total assets. Each plan's assets, earnings (including realized and unrealized gains and losses on investments), and disbursements are allocated to the funds based on each individual plan's total for the above-allocated categories (e.g., total assets, total earnings and total disbursements) as a percentage of the Master Trust's total for the above-allocated categories. This allocation excludes transactions related to the ESOP and participant loan transactions, which are separately accounted for under the Plan, and contributions to each plan, which are identifiable by fund. Effective June 1, 1999, the assets of the Plan and the MPP were separated by plan in the Master Trust.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


        The Master Trust had the following investments at December 31, 1999 and 1998:

        Investments, at fair value:                                       12/31/99                   12/31/98
                                                                        -----------               -------------
           Interest-bearing cash                                        $ 1,522,804               $     339,977
           Common / Collective trusts                                    15,213,189                  12,421,526
           Mutual funds                                                   7,719,329                   4,453,688
           Silicon Valley Bancshares common stock fund                   40,678,202                  15,599,414
           Participant loan account                                         920,811                     761,707
                                                                        -----------               -------------
           Total investment                                             $66,054,335               $  33,576,312
                                                                        ===========               =============

        Investment income for the Master Trust for the year ended December 31, 1999 is as follows:

                                                                    Net appreciation
                                                                    in fair value of                Interest and
                                                                       Investments                   Dividends
                                                                       -----------                   ---------
           Interest-bearing cash                                       $         -                   $  42,325
           Common / Collective trusts                                    1,998,501                      11,803
           Mutual funds                                                  1,689,896                     544,842
           Silicon Valley Bancshares common stock fund                  27,138,393                           -
           Participant loan account                                              -                      73,651
                                                                       -----------                   ---------
           Total investment income                                     $30,826,790                   $ 672,621
                                                                       ===========                   =========




(5)     RELATED PARTY TRANSACTIONS

        The Company is the Plan administrator, as defined in the Plan, and therefore, all Silicon Valley Bancshares common stock transactions involving the Plan qualify as exempt party-in-interest transactions. Investments are managed by Merrill Lynch. Merrill Lynch is the current Plan trustee and custodian, as defined in the Plan, and therefore, these transactions also qualify as exempt party-in-interest transactions.

(6)     PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their Company 401(k) match and ESOP accounts.

(7)     TAX STATUS

        The Internal Revenue Service has determined and informed the Company, by a letter dated March 5, 1997, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC. The Plan has been further amended since receiving the determination letter to allow for a participant's account to become fully vested upon a covered termination, as defined in the Plan. The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


(8)     CONCENTRATION OF INVESTMENTS

        The Plan's investment in shares of the Silicon Valley Bancshares common stock represents 68% and 53% of total assets as of December 31, 1999 and 1998, respectively. Silicon Valley Bancshares is a bank holding company whose principal subsidiary is Silicon Valley Bank (the "Bank"), a California-chartered bank with headquarters in Santa Clara, California. The Bank maintains regional banking offices in California, and additionally has loan offices in Arizona, Colorado, Georgia, Illinois, Massachusetts, Minnesota, North Carolina, Oregon, Pennsylvania, Texas, Virginia, and Washington.

(9)     SUBSEQUENT EVENTS

        In March 2000, the Board of Directors of Silicon Valley Bancshares approved a two-for-one stock split, in the form of a stock dividend of its common stock. Holders of the Silicon Valley Bancshares' $0.001 par value common stock as of the record date, April 21, 2000 received one additional share of $0.001 par value for every one share of common stock they owned as of the record date. The settlement date for this stock dividend was May 15, 2000, therefore, all common share and per share amounts included in the accompanying financial statements do not reflect this stock split.

        Effective September 1, 2000, the Company has contracted with Fidelity Management Trust Company to act as the trustee and custodian, and Fidelity Institutional Retirement Servies Company to act as the recordkeeper of the Plan.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN


                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      SILICON VALLEY BANCSHARES


Date:  June 27, 2000                  /s/ Christopher T. Lutes
                                      -----------------------------------------
                                      Christopher T. Lutes
                                      Executive Vice President and
                                      Chief Financial Officer

                                  EXHIBIT INDEX


23.1     Consent of Independent Auditors